Exhibit 99.7

0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 1.1 14475 ANNUAL GENERAL MEETING HUTCHMED (CHINA) LIMITED (Continued and to be signed on the reverse side) ADD YOUR EMAIL ADDRESS ONLINE Add your email address to your online account to enroll in eConsent and receive future materials electronically. For first time users setting up an account: • Visit equiniti.com/us/ast-access. • Under Individuals click on LOGIN. A new screen will appear. • Under Shareholder Central click First Time Registration. • Follow the instructions provided to set up your account which will include providing your e-mail address. • Once your account has been set up click on your username at the top right of the screen. From the drop down select My profile which opens another window. • In the box labeled Document Delivery select the option Enroll in e-Delivery of Documents. • Finally, click the Submit button. Any future proxy materials will be sent to the primary email address on the account, should they be available. For existing users updating your account: • Visit equiniti.com/us/ast-access. • Under Individuals click on LOGIN. A new screen will appear. • Under Shareholder Central click LOGIN. Enter your username and password. • Click on your username at the top right of the screen. From the drop down select My profile which opens another window. • In the box labeled Document Delivery select the option Enroll in e-Delivery of Documents. • Finally, click the Submit button. Any future proxy materials will be sent to the primary email address on the account, should they be available. Alternatively, you can provide your email address in the section on the reverse entitled Electronic Shareholder Communications.

ANNUAL GENERAL MEETING HUTCHMED (CHINA) LIMITED May 12, 2026 Please vote, sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 am Eastern Time on May 1, 2026. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. Please detach along perforated line and mail in the envelope provided. 051226 Resolutions presented for consideration at the Annual General Meeting on May 12, 2026. THE BOARD RECOMMENDS A VOTE "FOR" THE RESOLUTIONS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x ORDINARY RESOLUTIONS FOR AGAINST ABSTAIN ORDINARY RESOLUTIONS FOR AGAINST ABSTAIN JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 2(H). To re-elect Professor TAN Shao Weng, Daniel as a Director. 2(I). To re-elect Mr WONG Tak Wai as a Director. 3. To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as Independent Auditors for Hong Kong financial report-ing and US financial reporting purposes, respectively, and to authorize the Directors to fix the Auditors’ remuneration. 4. To grant a general mandate to the Directors to issue additional shares of the Company. 5. To grant a general mandate to the Directors to repurchase shares of the Company. 6. To approve the adoption of 2026 Share Option Scheme of the Company. SPECIAL RESOLUTION ORDINARY RESOLUTIONS 1. To consider and adopt the audited Financial Statements, and the Directors’ Report and the Independent Auditors’ Report for the year ended December 31, 2025. 2(A). To re-elect Dr Dan ELDAR as a Director. 2(B). To re-elect Dr Weiguo SU as a Director. 2(C). To re-elect Mr CHENG Chig Fung, Johnny as a Director. 2(D). To re-elect Ms Edith SHIH as a Director. 2(E). To re-elect Ms Ling YANG as a Director. 2(F). To re-elect Dr Renu BHATIA as a Director. 2(G). To re-elect Dr Chaohong HU as a Director.

Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 ANNUAL GENERAL MEETING HUTCHMED (CHINA) LIMITED May 12, 2026 INTERNET - Access www.voteproxy.com and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or +1-201-299-4446 worldwide from any touch-tone tele-phone and follow the instructions. Have your proxy card available when you call. Vote online or by phone until 10:00 am Eastern Time on May 1, 2026. MAIL - Sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 am Eastern Time on May 1, 2026. ADD YOUR EMAIL ADDRESS ONLINE - Add your email address to your online account at EQ for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today at: equiniti.com/us/ast-access (see reverse side for instructions) or provide us with your email address in the section entitled Electronic Shareholder Communications at the bottom right side of this card to receive future materials electronically when available. PROXY VOTING INSTRUCTIONS Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. Resolutions presented for consideration at the Annual General Meeting on May 12, 2026. THE BOARD RECOMMENDS A VOTE "FOR" THE RESOLUTIONS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x 051226 COMPANY NUMBER ACCOUNT NUMBER To change the address on your account or to add the email, please check the box at right. Please indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at equiniti.com/us/ast-access or supply your email address below. 2(H). To re-elect Professor TAN Shao Weng, Daniel as a Director. 2(I). To re-elect Mr WONG Tak Wai as a Director. 3. To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as Independent Auditors for Hong Kong financial report-ing and US financial reporting purposes, respectively, and to authorize the Directors to fix the Auditors’ remuneration. 4. To grant a general mandate to the Directors to issue additional shares of the Company. 5. To grant a general mandate to the Directors to repurchase shares of the Company. 6. To approve the adoption of 2026 Share Option Scheme of the Company. ORDINARY RESOLUTIONS SPECIAL RESOLUTION ORDINARY RESOLUTIONS FOR AGAINST ABSTAIN 1. To consider and adopt the audited Financial Statements, and the Directors’ Report and the Independent Auditors’ Report for the year ended December 31, 2025. 2(A). To re-elect Dr Dan ELDAR as a Director. 2(B). To re-elect Dr Weiguo SU as a Director. 2(C). To re-elect Mr CHENG Chig Fung, Johnny as a Director. 2(D). To re-elect Ms Edith SHIH as a Director. 2(E). To re-elect Ms Ling YANG as a Director. 2(F). To re-elect Dr Renu BHATIA as a Director. 2(G). To re-elect Dr Chaohong HU as a Director. ORDINARY RESOLUTIONS FOR AGAINST ABSTAIN